                                                                       EXHIBIT 3

                                 March 22, 1999

TO THE SHAREHOLDERS OF
HASKEL INTERNATIONAL, INC.

Dear Shareholder:

     I am pleased to report that on March 15, 1999, Haskel International, Inc. ("Haskel") entered into a merger agreement with HI Holdings Inc., a Delaware corporation that is controlled by Tinicum Capital Partners, L.P., a private investment fund, and certain related parties, and its wholly-owned subsidiary, HI Merger Subsidiary Inc., a California corporation ("Purchaser"), that provides for the acquisition of all of the Class A and Class B Common Stock, no par value (the "Shares"), of Haskel by Purchaser at a price of $12.90 per Share in cash, net to the seller, without interest. Under the terms of the proposed transaction, Purchaser has commenced a tender offer (the "Tender Offer") for all outstanding shares of Haskel Common Stock at $12.90 per Share. The Tender Offer is currently scheduled to expire at Midnight, New York City Time, on April 19, 1999, unless extended.

     Following the successful completion of the Tender Offer, Purchaser will be merged with and into Haskel (the "Merger"), and all Shares not purchased in the Tender Offer will be converted into the right to receive $12.90 per Share in cash, net to the seller, without interest.

     THE BOARD OF DIRECTORS OF HASKEL HAS DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, TAKEN TOGETHER, ARE FAIR AND IN THE BEST INTERESTS OF THE SHAREHOLDERS OF HASKEL, HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND RECOMMENDS THAT THE SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES HEREUNDER.

     The recommendation of the Board of Directors is described in the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed by Haskel with the Securities and Exchange Commission and enclosed with this letter. In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors. These factors included the opinion of Schroder & Co. Inc., financial advisor to Haskel, a copy of which is attached as an annex to the Schedule 14D-9. We urge you to read carefully the Schedule 14D-9 in its entirety so that you will be more informed as to the Board's recommendation.

     Also accompanying this letter is a copy of the Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering Shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. We urge you to read each of the enclosed materials carefully.

     The management and directors of Haskel thank you for the support you have given the company.

     On behalf of the Board of Directors,

                                          Sincerely,

                                          R. Malcolm Greaves
                                          Chief Executive Officer